December 31, 2024

Jialuan Ma
Chief Executive Officer
UY Scuti Acquisition Corp.
39 E Broadway, Suite 603
New York, NY 10002

       Re: UY Scuti Acquisition Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 4, 2024
           CIK No. 0002036973
Dear Jialuan Ma:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2024 letter.

Amendment No. 1 to Draft Registration Statement filed December 4, 2024
Cover Page

1. We note your response to prior comment 8 and reissue. Please state whether compensation may result in a material dilution of the purchasers equity interests.
       Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of all related disclosures in the prospectus. See Item 1602(a)(3) of
       Regulation S-K.
The Sponsor, page 5

2. We note your response and revisions to prior comment 17. Please revise to address the
 December 31, 2024
Page 2

       extent to which this compensation may result in a material dilution of the purchasers equity interests. See Item1602(b)(6) of Regulation S-K.
Business Strategy, page 8

3. Please revise to indicate the recent stock price for the Qomolangma Acquisition Corp.
       and the Big Tree Cloud Holdings Limited common stock.
Initial Business Combination, page 18

4. We note your response and revisions to prior comment 19. Please disclose the consequences to the SPAC sponsor of not completing an extension of this time period. For example, revise to address what would happen to the founder shares and the private placement warrants if an extension of the time period is not completed. See
       Item 1602(b)(4) of Regulation S-K.
Founder shares, page 25

5. We note your response to prior comment 20. When discussing the founder shares, please revise to describe the conversion of the founder shares at the time of the initial business combination and any related anti-dilution provisions.
Summary
Conflicts of interest, page 40

6. We note your response to prior comment 22 and reissue. Under Conflicts of Interest, please disclose the additional conflicts of interest relating to the repayment of loans and reimbursement for any out-of-pocket expenses. Also disclose the potential conflicts of interest arising from the ability to pursue a business combination with a business that is affiliated with your sponsor, directors or members of your management team. See Item 1602(b)(7) of Regulation S-K.
7. We note your response to prior comment 23. Please revise your disclosure in this section to clearly state the conflicts of interest with purchasers in the offering. See
       Item 1602(b)(7) of Regulation S-K.
Dilution, page 43

8. We note your response to our prior comment 25 and your updated dilution disclosure.
       Based on your calculation of NTBV for each redemption scenario, it is unclear why your redemption value is $8.93 per ordinary share rather than $10.00 per ordinary share. Please clarify for us why you have used a redemption value of $8.93 per ordinary share. Alternatively, please revise your numerator and/or denominator for each redemption scenario, as applicable, to reflect the redemption amounts to be paid and the number of ordinary shares to be redeemed that are derived from the redemption value, which is initially anticipated to be $10.00 per ordinary share. To the extent you revise your disclosure, please consider your disclosure that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001 in your determination of your maximum redemption threshold for your revised dilution presentation.
 December 31, 2024
Page 3

Risk Factors, page 51

9.     We note your response and revisions to prior comment 28. However, we continue
       to note on the cover page a cross reference to Risk Factors     Risks
Associated with
       Acquiring and Operating a Business in China, however, it does not appear to be in the
       Risk Factors section starting on page 51. Please revise or advise.
If we seek shareholder approval of our initial business combination . . ., page
58

10. We note your response to prior comment 30. We also note your disclosures throughout your prospectus that your sponsor, directors, officers, advisors or their
       affiliates may purchase shares in privately negotiated transactions or in the open market transactions from public shareholders who have already elected to exercise redemption rights or submitted a proxy to vote against your initial business combination, and that the purpose of such purchases may result in the completion of your initial business combination that may not otherwise have been possible and your disclosure here that the price per share paid may be different than the amount per share a public shareholder would receive for such purchases. Please revise to discuss how any such purchases would comply with Rule 14e-5. Refer to Tender Offer Rules and Schedules C&DI 166.01.
If we are deemed to be an investment company . . ., page 64

11. We note your response and revision to prior comment 31. We also note your disclosure that if you are deemed to be an investment company, you may have to change operations, wind down or register under the Investment Company Act. In addition, we note your statement that "[i]f [you] do not invest the proceeds as discussed," you may be deemed to be subject to the Investment Company
Act.
       This statement suggests that by investing funds in U.S. government securities or money market funds meeting the conditions of Rule 2a-7 of the Investment Company
       Act, you will avoid being deemed to be an investment company. Please revise to clarify that you may be deemed to be an investment company at any time, notwithstanding your investment in these securities.
Dilution , page 118

12. We note your responses to our prior comments 33 and 34. Please clarify how your dilution disclosure complies with the requirements in Item 1602(c) of Regulation S-K, or revise.
Capitalization, page 120

13. We note your response to our prior comment 36 and your revision to your filing in the
       As Adjusted column. Please further the number of ordinary shares issued and outstanding, as adjusted from 1,250,000 to 1,677,500 within the line item description, or advise.


       Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related
 December 31, 2024
Page 4

matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Bill Huo